THIRD AMENDMENT TO CREDIT AGREEMENT                 EXHIBIT 10.17b

THIS THIRD AMENDMENT TO CREDIT AGREEMENT (this "Amendment") is entered into as of April 28, 1995, by and between TCI INTERNATIONAL, INC., a Delaware corporation ("TCI"), TECHNOLOGY FOR COMMUNICATIONS INTERNATIONAL, a California Corporation ("TCI International"), BR COMMUNICATIONS, a California corporation ("BRC"), ("Borrower"), and WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank").

RECITALS

WHEREAS, Borrower is currently indebted to Bank pursuant to the terms and conditions of that certain Credit Agreement between Borrower and Bank dated as of May 17, 1994, as amended from time to time ("Credit Agreement").

WHEREAS, Bank and Borrower have agreed to certain changes in the terms and conditions set forth in the Credit Agreement and have agreed to amend the Credit Agreement to reflect said changes.

NOW, THEREFORE, the Credit Agreement is hereby amended as follows:
1. The second paragraph of Section 1.1(b) shall be deleted in its entirety, and the following substituted therefore:

Notwithstanding the foregoing, the outstanding principal balance of the Line, (including both contingent and liquidated liabilities) to a maximum of the principal sum stated above, shall not at any time ,exceed (a) ninety percent (90%) of the fair market value of marketable securities pledged to secure the Line with fair market value determined by Bank subject to the terms of the Addendum to General Pledge Agreement and Third Party Pledge Agreement from time to time in its sole discretion, plus (b) up to and including June 1, 1995, $1,000,000.00. Should, for any reason whatsoever, the outstanding principal balance of the Line at any time exceed said amount, Borrowers shall, immediately upon demand by Bank, pledge or cause to be pledged with Bank additional marketable securities as security for the Letter of Credit Line, of a type and market value satisfactory to Bank.

2. Except as specifically provided herein, all terms and conditions of the Credit Agreement remain in full force and effect, without waiver or modification. All terms defined in the Credit Agreement shall have the same meaning when used in this Amendment. This Amendment and the Credit Agreement shall be read together, as one document.

3. Borrower hereby remakes all representations and warranties contained in the Credit Agreement and reaffirms all covenants set forth therein. Borrower further certifies that as of the date of this Amendment there exists no Event of Default as defined in the Credit Agreement, nor any condition, act or event which with the giving of notice or the passage of time or both would constitute any such Event of Default.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first written above.

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:  /s/ Sherrill Swan, Vice President


TCI INTERNATIONAL, INC.

By:  /s/ John W. Ballard, III, Vice President


TECHNOLOGY FOR COMMUNICATIONS INTERNATIONAL

By:  /s/ John W. Ballard, III, Vice President and General Manager


BR COMMUNICATIONS

By:  /s/ John W. Ballard, III, President





ADDENDUM TO GENERAL PLEDGE AGREEMENT AND THIRD PARTY PLEDGE
AGREEMENT

THIS ADDENDUM is attached to and made a part of that certain General Pledge Agreement and Third Party Pledge ,Agreement (collectively, "Agreement") executed by TECHNOLOGY FOR COMMUNICATIONS INTERNATIONAL ("Debtor"), as of April 28, 1995, in favor of WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank").

Debtor acknowledges and agrees as follows:

1. Collateral. Notwithstanding any reference in the Agreement to a transfer, pledge or delivery to Bank, or a deposit with Bank, of the Collateral and Proceeds defined in paragraph 1 of the Agreement, and notwithstanding any reference in the Agreement to the possession, custody or control by Bank of the Collateral or Proceeds, said Collateral includes without limitation:
(a) all securities (whether certificated or uncertificated), bonds, documents, instruments, money, notes; repurchase agreements, general intangibles, and all other property of whatever nature or description, whether tangible or intangible, now or hereafter held on account of or for Debtor in Debtor's Overland Express Money Market Fund Account Number 2300422082 with Bank ("Account"); (b) the Account itself and all replacements and substitutions therefore; and (c) Proceeds of all of the foregoing; provided however, that notwithstanding the generality of the foregoing, the term "Collateral" does not include any and Bank disclaims a security interest in all Collective Investment Funds (as hereinafter defined) now or hereafter in the Account.

2. Security Interest. In accordance with and subject to the provisions of the Agreement, and to secure all indebtedness of Debtor, TCI International, Inc. or BR Communications, to Bank, Debtor grants and transfers to Bank a security interest in all of the Collateral described in the Agreement and paragraph 1 of this Addendum.

3. Account Activity. So long as no default exists with respect to the indebtedness secured hereby, Debtor may sell, exchange, transfer or otherwise dispose of assets in and withdraw assets from the Account and, provided however that the Collateral Value of the Account, as hereinafter defined, shall at all times be equal to or greater than one hundred percent (100%) of the outstanding principal balance (including both liquidated and contingent liabilities) of the Letter of Credit Line granted by Bank pursuant to Credit Agreement dated
May 17, 1994, as amended from time to time. In the event that the Collateral Value of the Account should, for any reason and at any time, be less than the required amount, Debtor shall promptly either make a principal reduction on the indebtedness secured hereby, or deposit additional assets, of a nature satisfactory to Bank, in either case, sufficient such that the Collateral Value of the Account achieves the required amount, and subject to the possibility of providing cash collateral as described in and pursuant to Section 1.1 of the Credit Agreement.

4. Priority. The terms of this Addendum override and take precedence over any provision to the contrary in any other agreement or other documentation relative to the opening and maintenance of the Account.

5. Defined Terms. All terms defined in the Agreement and used herein shall have the same meaning when used in this Addendum. Collective Investment Funds means a collective investment fund as described in 12 CFR 9.18 and includes without limitation a collective investment fund maintained by Bank's Trust Department. Collateral Value of the Account means the sum of: ninety percent (90%) of the market value of the Account, with market value, in all instances, determined by Bank in its sole discretion and excluding from such computation all WF Securities, Collective Investment Funds or any other assets in which Bank does not have a first priority perfected security interest now or hereafter in the Account, plus, up to and including
June 1, 1995, $1,000,000.00.

IN WITNESS WHEREOF, the Debtor has executed this Addendum, which amends, replaces and supersedes the Addendum dated January 10, 1995.


TECHNOLOGY FOR COMMUNICATIONS INTERNATIONAL

By:  /s/ John W. Ballard, III, Vice President and General Manager